UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohe, Esq.
Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (+49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following statements made by Dr. Hubertus Erlen on March 23, 2006, were published on Schering Aktiengesellschaft's website today. In order to access these statements, a reader must confirm that the reader has read and accepted the following statement:

At an appropriate time, Schering Aktiengesellschaft will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission relating to any tender offer for the ordinary shares or American Depositary Shares of Schering Aktiengesellschaft.  Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information.  Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission's website (http://www.sec.gov) and at Schering Aktiengesellschaft's website (http://www.schering.de).

Berlin, March 23, 2006

Media statement of Dr Hubertus Erlen on the takeover offer of Bayer AG

The unsolicited move of Merck has put Schering in the limelight.

Now Bayer is proposing a new and very attractive offer for Schering.

After intensive discussion the Executive Board has decided that, under these circumstances, it is impossible for Schering to preserve its independence.

We have examined Bayer’s offer and its benefits for all parties involved carefully.

Apart from the price, Bayer’s proposal comes with a number of important additional commitments. That makes it a good offer.

Joining forces of Schering and Bayer will form a leading specialized pharmaceutical company.

Both businesses are complementary and follow the same strategy. Together they will be even more competitive internationally.

The turnover of the combined pharma businesses amounts to roughly 9 billion euro.

What I see as a major success of our negotiations is that the headquarters of the almost doubled in size company will be in Berlin.

The new company will carry both our companies names and will be called Bayer Schering Pharma.

The new head office will also accommodate the management of the most important globally operating divisions.

Moreover, Berlin will be a research center of the new company.

The process of integration will be managed under fair principles.

All this will be brought about by our joint work.

All in all, Bayer's proposal offers new chances for Schering and for Berlin. That is why we support this offer.

Even though Schering will no longer be independent it will be stronger than ever before.